Exhibit 12.1

Parker Drilling Company

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2014	Fiscal Year Ended December 31,
		2013		2012		2011	2010		2009
Pretax Income	21,171,537	52,623,933		71,191,709		(65,217,811)	11,751,804		9,826,774
Fixed Charges	12,273,470	50,195,954		43,782,341		41,864,658	40,294,016		35,426,257
Amortization of Capitalized Interest	1,012,421	4,058,459		1,886,832		1,556,952	1,819,086		1,974,592
Capitalized Interest	(234,775)	(2,375,946)		(10,240,245)		(19,271,105)	(13,488,684)		(5,975,973)
Earnings Before Income Tax & Fixed Charges	(8,120,420)	104,502,399		106,620,637		(41,067,307)	40,376,222		41,251,650
Interest Expense	12,038,695	47,820,008		33,542,096		22,593,553	26,805,332		29,450,284
Capitalized Interest	234,775	2,375,946		10,240,245		19,271,105	13,488,684		5,975,973
Total Fixed Charges	12,273,470	50,195,954		43,782,341		41,864,658	40,294,016		35,426,257
Ratio of Earnings to Fixed Charges	(1)	2.1	x	2.4	x	(2)	1.0	x	1.2	x

(1)	For the quarter ended March 31, 2014, earnings were deficient to cover fixed charges by $8.1 million, which was primarily due to a $29.7 million pre-tax charge to debt extinguishment costs related to the tender offer for the 9.125% Notes in January 2014.

(2)	For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.1 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.

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